United States securities and exchange commission logo





                           January 11, 2023

       Sze Ho Chan
       Chief Executive Officer
       Garden Stage Limited
       Room 201, 2/F, China Insurance Group Building
       141 Des Voeux Road Central
       Central, Hong Kong

                                                        Re: Garden Stage
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
13, 2022
                                                            CIK No. 0001954269

       Dear Sze Ho Chan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       General

   1. We note your disclosure in the second paragraph of the prospectus cover page and on page
                                                        1 of the prospectus
summary that your planned reorganization requires an approval of the
                                                        Securities and Future
Commission of Hong Kong (the "HKSFC"). Please revise to:
                                                            disclose in the
summary section the approximate date you anticipate receiving the approval of HKSFC,
including whether you intend to delay effectiveness of this
                                                             registration
statement until such approval is obtained;
                                                            disclose whether
completion of this offering is conditioned upon approval of HKSFC;
                                                             and
 Sze Ho Chan
FirstName  LastNameSze
Garden Stage  Limited Ho Chan
Comapany
January 11,NameGarden
            2023       Stage Limited
January
Page 2 11, 2023 Page 2
FirstName LastName
                include a risk factor discussing the materials risks to investors related to the possible failure of HKSFC to authorize the reorganization.
2. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of the holding company, subsidiaries, and other entities. For example, in the second paragraph of the Prospectus Cover Page and page 1 of
         the Prospectus Summary you define    we,       us,       our,
our company,       our Group    and
            our business    as I Win Holdings Limited prior to the
reorganization and as Garden Stage
         Limited after the reorganization, "in each case together with its consolidated subsidiaries as a consolidated entity." Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Please also make conforming revisions throughout the document.
3. We note your disclosure on the cover page and throughout the prospectus that Oriental
         Moon Tree Limited, your largest shareholder, will continue to own more than majority of the voting power of your outstanding ordinary shares upon completion of the offering.
         However, based on the disclosure in the selling shareholder table on page 137 it appears that Oriental Moon Tree Limited will own none of your shares after the offering because the last column entitled "percentage ownership after offering" states "0%" as shares held by Oriental Moon Tree Limited after the offering. In this regard, we also note that according to the selling shareholder table Oriental Moon Tree Limited owns 100 shares or
         100% of your stock, but on page I-1 you disclose that Oriental Moon Tree Limited owns
         10,000 ordinary shares. Please revise your disclosure for consistency relating to Oriental
         Moon Tree Limited share ownership currently and after completion of this offering.
4. We note your disclosure on page 58 that you plan to use a portion of the proceeds from this offering to meet the FRR minimum capital requirements. Please disclose if you currently meet these requirements.
5. In one of the opening paragraphs, please include your revenue and net losses for your most recent audited period to provide a financial snapshot of your company, and to balance the disclosure in the summary.
Prospectus Cover Page, page i

6. Please disclose prominently on the prospectus cover page that you are not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations.
7.       Please revise your definition of    China or the PRC    to include
Hong Kong and Macau and
 Sze Ho Chan
FirstName  LastNameSze
Garden Stage  Limited Ho Chan
Comapany
January 11,NameGarden
            2023       Stage Limited
January
Page 3 11, 2023 Page 3
FirstName LastName
         to clarify that the    legal and operational    risks associated with
operating in China also
         apply to your operations in Hong Kong. The definition may clarify that the only time that
            China or the PRC    does not include Hong Kong or Macau is when you
are referencing
         specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.
8. We note your disclosure on the cover page, summary section and risk factor on page 23 that laws and regulations of Mainland China do not currently have any material impact on your business, financial condition and results of operation. You also
state that you    are
         not subject to the Chinese government   s direct influence or
discretion over the manner in
         which [you] conduct [your] business activities outside of Mainland China, even though some of [your] clients of the Operating Subsidiaries may be Mainland China individuals or companies that have shareholders or directors that are Mainland China individuals.
         Please remove these and similar statements throughout the registration statement. Your disclosure may clarify that the legal and operational risks associated with operations in
         China also apply to operations in Hong Kong.
9. We note your disclosure that "[a]ll of [your] operations are conducted by [your] Operating
         Subsidiaries in Hong Kong." Please clarify that you currently do not have any operating subsidiaries in Hong Kong or elsewhere, but following the completion of the proposed reorganization all of your operations will be conducted by your operating subsidiaries in
         Hong Kong.
Corporate Structure, page 7

10. We note your chart depicting the organizational structure following the reorganization but immediately prior to the consummation of this offering. Please revise the organizational chart to reflect the domicile of each owner and entity. Include a chart depicting the organizational structure following the offering here and on page 91. In addition, include a chart that shows your organizational structure before the reorganization.
Recent Regulatory Development in the PRC, page 16

11. We note your disclosure of the recent regulatory developments in the PRC, including cross-border oversight with Mainland China. We also note your disclosure on page 17 that indicates that your Operating Subsidiaries may store and collect data of some customers, some of whom may be individuals in Mainland China and further, that your Operating Subsidiaries have in aggregate collected and stored personal information of approximately 680 Mainland China individuals. Please tell us and expand your disclosures for the following:
             expand your risk factors to further explain the risk that you could be deemed by the
              PRC to be non-compliant with the cross-border rules; and
             in conjunction with your response to the above bullet, include quantitative information, such as the amount of customers, as a number and as a percentage of
 Sze Ho Chan
FirstName  LastNameSze
Garden Stage  Limited Ho Chan
Comapany
January 11,NameGarden
            2023       Stage Limited
January
Page 4 11, 2023 Page 4
FirstName LastName
              total customers, that are from Mainland China, as well as the related amount of revenue.
Risk Factors
You should read the entire prospectus carefully, page 39

12. Please either delete this risk factor or describe the nature of the risk to investors presented by the press articles or media coverage regarding you.
Use of Proceeds, page 58

13. We note that you plan to use a portion of the proceeds from this offering for "acquisition of suitable licensed financial institution and securities brokerage firm in the United
         States." Please identify such financial institution and securities brokerage firm, if known, or advise. If not known, please disclose the status of any negotiations with respect to the acquisition, and a brief description of these businesses. Refer to Instruction 6 to Item 504 of Regulation S-K.
Capitalization, page 60

14.      We note the financial statements of I Win Holdings HK   s included in
this filing have not
         been adjusted for the impact of the Reorganization. Please tell us your consideration to adjust for the impact of the Reorganization on a pro forma basis, with detailed explanations for all adjustments, in your Capitalization and Dilution tables, as well as consideration of a separate Pro Forma Financial Information section. Cite any authoritative literature considered in your response.
Factors Affecting Our Results of Operations, page 65

15. We note that on page 66 you state that to "remain competitive and to facilitate the expansion of service offering," you plan to subscribe to a new integrated system comprising both portfolio management and risk management functions, subscribe to a new customer relationship management system, subscribe to a new business continuity planning service, and subscribe to market information and data to enhance your analytical and research capabilities. If known, please expand your disclosure in this section to describe briefly the rollout and its timing.
Brokerage Commissions, page 69

16. Please revise to disclose trading volumes and fee rates by exchange that drive your brokerage commission revenues for the periods presented.
17. We note your disaggregation of total brokerage commission revenues relating to exchanges in Hong Kong, United States or other exchanges. Please revise to further disaggregate these amounts attributable to third parties and those attributable to related parties. Include similar updates to your disaggregation of revenue table on page F-13.
 Sze Ho Chan
Garden Stage Limited
January 11, 2023
Page 5
Underwriting and placement income, page 69

18. We note your table of metrics and related discussion identifying the trends and changes in your underwriting and placement income between the periods presented here and on page
         73. Please revise your disclosures and discussion to provide more quantifiable information and explanation of the changes, including amount of funds raised, size of deals, fee terms and amounts related to exchanges in Hong Kong vs. United States or other. In addition, disclose details relating to any projects that are currently in process and estimated timing for completion.
Other Service Revenues, page 70

19. Please revise to quantify and discuss period end balances in your assets under management, and the related management fee and performance fee income. Business, page 91

20. We note that in several sections of the prospectus you refer to your "margin financing services." Please briefly describe these services.
Securities Dealing and Brokerage Services, page 91

21. Please clarify whether or not you engage in payment for order flow in sourcing securities for your brokerage securities. If so, expand to discuss in detail the types of instruments and sources for which you have payed or may pay for order flow, and how the associated costs flow through your revenue streams.
Commissions and Fees, page 95

22. Please disclose approximate commissions and fees you charge your clients or applicable ranges of such fees. In this regard, we note that in the risk factor on page 45 you disclose that other firms may charge lower rates and fees, but do not provide any specific details on how your fees and commissions compare to those of your competitors. Our customers, page 101

23. Please disclose the identity of the largest customers who accounted for 30% and 50% of your total revenues for the fiscal years ended March 31, 2022 and March 31, 2021 respectively.
Regulation, page 111
FirstName LastNameSze      Ho Chan
Comapany
24.        NameGarden
       Please              Stageregulations
              discuss material   Limited you will be subject to in the United
States upon
Januarycompletion  of this
        11, 2023 Page   5 offering.
FirstName LastName
 Sze Ho Chan
FirstName  LastNameSze
Garden Stage  Limited Ho Chan
Comapany
January 11,NameGarden
            2023       Stage Limited
January
Page 6 11, 2023 Page 6
FirstName LastName
Management
Employment Agreements, page 131

25. We note your disclosure here that you have entered into employment agreements with your directors and executive officers. We also note that you have filed these agreements as exhibits to the registration statement. Please revise this section to describe briefly the material terms of the employment agreements with your officers and directors.
Principal Shareholders and Selling Shareholder, page 136

26. You state on page 7 that, as part of the reorganization, Garden Stage Limited will allot 5%
         of its Ordinary Shares each to State Wisdom Holdings Limited and Bliss Tone Limited.
         Please tell us why neither is listed as a beneficial owner in the beneficial ownership table on page 136.
27. We note your footnote (4) to the beneficial ownership table. Please disclose who has voting and dispositive power as to the shares held by Capital Hero Global Limited.
Taxation
Hong Kong Taxation, page 152

28. It appears that you have filed the legality opinion related to Hong Kong taxation as
         Exhibit 8.1. Please revise this section to identify counsel that provided the tax opinion.
Enforceability of Civil Liabilities, page 157

29. Please revise the first subsection to disclose that your officers and directors are located in
         China/Hong Kong and that it would be difficult to impose liability on those individuals.
         Similarly, revise your risk factor on the bottom of page 29 to clarify that your officers and directors are located in China/Hong Kong.
Consolidated Financial Statements for the Fiscal Years Ended March 31, 2022 and 2021, page F-
1

30. We note that the financial statements included within this filing are for I Win Holdings
         Limited and have not been adjusted for the impact of the Reorganization. Similarly, we also note your disclosures on pages 7 and 65 regarding the reorganization and financial statement presentation. Please address the following:
             Tell us whether you will present and include audited financial statements of Garden
              Stage Limited in this offering on Form F-1 prior to effectiveness. If so, tell us when, for which periods and how.
             As it relates to your plans to reflect adjustments for the Reorganization in the financial statements, tell us if you plan to reflect those adjustments on a retroactive basis. Cite the specific authoritative accounting literature considered in your response.
             If you plan to continue the offering with only the financial statements of I Win
 Sze Ho Chan
Garden Stage Limited
January 11, 2023
Page 7
              Holdings Limited, tell us how you concluded this to be appropriate given that they are not the issuer.
3. Summary of Significant Accounting Policies
Revenue Recognition
Underwriting and placement income, page F-12

31. We note that it appears you satisfy your underwriting and placement projects through utilization of sub-underwriting and sub-placement arrangements. Please tell us and revise to disclose your principal vs. agent accounting policy for these arrangements, including the material terms, rights and obligations of the arrangements.
5. Receivables from Customers, page F-19

32. We note your disclosure of receivables relating to unsettled trades on a trade-date basis.
         We also note your discussion of these receivables relating to unsettled trades on page F-
         18, as well as reference to payables arising from unsettled trades on a trade-date basis.
         Please clearly describe what these receivables and payables represent, as well as your accounting for these unsettled trades and journal entries recognized. In addition, tell us whether you recognize any revenue associated with these unsettled trades and if so, how that correlates to your revenue recognition policy described on page F-11. Cite any authoritative accounting literature considered and applied to support your accounting conclusions.
Item 8. Exhibits and Financial Statement Schedules, page II-1

33. Please file as exhibits the investment agreements referenced on page 7 entered between I
         Win Holdings Limited and State Wisdom Holdings Limited and Bliss Tone Limited, and
         the investment management agreement with AVIA Trust Limited on page101, or tell us why you are not required to do so.
Item 9. Undertakings, page II-2
FirstName LastNameSze Ho Chan
34. Because it does not appear that you are planning to conduct an offering under Rule 415 of
Comapany    NameGarden
       the Securities Act,Stage
                          pleaseLimited
                                 remove the undertakings included as
subsections (a)(1) through
January(a)(6) or advise.
         11, 2023 Page 7
FirstName LastName
 Sze Ho Chan
FirstName  LastNameSze
Garden Stage  Limited Ho Chan
Comapany
January 11,NameGarden
            2023       Stage Limited
January
Page 8 11, 2023 Page 8
FirstName LastName
       You may contact Lory Empie at (202) 551-3714 or Robert Klein at (202) 551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya K. Aldave at (202) 551-3601 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:      Yarona L. Yieh, Esq.